Question 77 H.  Changes in control of Registrant

Series 3 - SunAmerica High Watermark Fund

During the period ended October 31, 2015, the Variable Annuity
Life Insurance Company, an affiliate of the registrant (the Acquiring Company), sold shares of the SunAmerica 2020 High Watermark Fund, which is a series of the registrant (the Acquired Portfolio), through a series of transactions. As of April 30, 2015 the Acquiring Company owned 25.4% of the Acquired Portfolio. As of October 31, 2015, the Acquiring Company owned approximately 24.5% of the Acquired Portfolio.